Correspondence

 GLOBAL HOLDING INTERNATIONAL
4921 Birch Street Suite 110
Newport Beach California 92660
Phone:  (949) 988-0968

April 2, 2015

Mr. Charlie Guidry
Attorney Advisor
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington D.C. 20549

Re:	GLOBAL HOLDING INTERNATIONAL File No. 333-201254 Request for Acceleration of the Effective Date

Dear Mr. Guidry:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Global Holding International (the "Company") hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement may become effective at 5:00 p.m. Eastern Time on April 6, 2015.

The Company acknowledges that:

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me as necessary at the address, telephone and fax numbers above.  Thank you for your assistance.

Sincerely,

/s/ Bernard Sjauta
Bernard Sjauta, President
Global Holding International